82-2748



VECTOR Corporate Finance Lawyers

03022911

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

COPY

E-mail: lsalt@vectorlaw.com
File No. 1036

June 12, 2003



SEC MAIL
PROCESSING
RECEIVED
JUN 19 2003
WASH DC
187

VIA SEDAR

Attention: Statutory Filings Department

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
21st Floor, 10025 Jasper Ave.
Edmonton, Alberta T5J 3Z5

SUPPL

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company") - Section 111 Report

On behalf of the Company, we enclose a Section 111 Report, dated June 12, 2003, which has been executed by Leonard W. Saleken.

We trust you will find the same in order.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: [signature]

Lindsay Salt
Paralegal

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Listings Department, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)

dlw 6/24

p:\clients\1-sedar\goldclif\s111\jun-03\s111-bcsc.doc

Report of Acquisition under Section 111 of the *Securities Act* (British Columbia)
and
Report of Acquisition under Section 141 of the *Securities Act* (Alberta)

1. **Name and Address of Offeror:**

Leonard W. Saleken
6976 Laburnum Street
Vancouver, B.C. V6P 5M9

2. **Number of Securities Acquired:**

1,000,000 units comprised of:

(a) 400,000 flow-through shares of Goldcliff Resource Corporation (the "Company") at a price of $0.105 per share;
(b) 600,000 non-flow-through shares of the Company at a price of $0.105 per share; and
(c) non-transferable share purchase warrant (the "June Warrant") entitling the Offeror to purchase up to an additional 1,000,000 common shares (the "June Warrant Shares") exercisable at a price of $0.14 per June Warrant Share up to June 11, 2005.

3. **Number of Securities Held in the Company**:

As a result of the issuance of the 1,000,000 common shares (comprised of 400,000 flow-through common shares and 600,000 non-flow-through common shares) of the Company to the Offeror, as described in paragraph 2(a) and 2(b) above, the Offeror beneficially owned or has the power to exercise direction or control over, a total of 4,639,577 common shares of the Company, representing 33.55% of the issued and outstanding shares of the Company (13,827,740 shares).

The Offeror also beneficially owns, or has the power to exercise direction or control, over:

(a) the June Warrant, as described in paragraph 2(c);
(b) a non-transferable share purchase warrant (the "July Warrant") entitling the Offeror to purchase up to an additional 700,000 common shares (the "July Warrant Shares") exercisable at a price of $0.17 per July Warrant Share up to July 8, 2004; and
(c) incentive stock options (the "Options") entitling him to purchase up to 400,000 common shares of the Company (as to 60,000 shares at $0.10 per share on or before December 10, 2005, as to 190,000 shares at $0.18 per share on or before

July 3, 2006 and as to 150,000 shares at $0.105 per share on or before May 16, 2008).

If the Investor forthwith exercises, in full, the June Warrant, the July Warrant and the Options, the Investor would beneficially own, or have the power to exercise direction or control over 6,739,577 common shares, representing 42.31% of the then issued and outstanding shares (15,927,740 shares).

4. **Market of Acquisition**

The securities were acquired by way of private placement transaction at a price of $0.105 per unit pursuant to a Private Placement Subscription Agreements, dated May 16, 2003, between the Company and the Offeror.

5. **Purpose of Acquisition**

The purchase of the securities was made for investment purposes.

6. **Description of Material Changes since Previous Report**

There have been no material changes since the previous report except as have been disclosed to the public.

7. **Joint Actors**

There are no persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by paragraphs 2, 3 and 4 hereof.

Dated this 11th day of June, 2003.



Leonard W. Saleken

82-2748

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

June 12, 2003

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

COPY

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated June 12, 2003, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

A Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been executed by Mr. Saleken has been filed via SEDAR under the category "Continuous Disclosure – Resale of Securities".

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers



Per:
Lindsay Salt
Paralegal

ls
Encl.
cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Alberta Securities Commission (Attn: Disclosure Section, w/encl#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken w/o encls.)

p:\clients\1-sedar\goldclif\pp\may-03\f20-bcsc1.doc

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

   Goldcliff Resource Corporation
   Name of Issuer

   6976 Laburnum Street, Vancouver, B.C. V6P 5M9
   Address

   (604) 261-7477
   Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   1,000,000 units, comprised of 400,000 flow-through units ("FT Units") and 600,000 non-flow-through units (Non-FT Units"). Each FT Unit comprises one flow-through common share and one non-flow-through non-transferable share purchase warrant (a "Warrant"). Each Non-FT Unit comprises one non-flow-through common share and one Warrant. One Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Company for a period of 24 months from June 11, 2003 at a price of $0.14 per Warrant Share. Reference is made to Item 6.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Leonard W. Saleken Vancouver, B.C.	1,000,000 units (as to 400,000 FT Units and as to 600,000 Non-FT Units)[1]	Jun.11/2003	$0.105 per unit	s.74(2)(9) – A	4 months + 1 day

(1) Each flow-through units ("an FT Units") comprises one flow-through common share and one non-flow-through non-transferable share purchase warrant (a "Warrant"). Each non-flow-through unit (a "Non-FT Unit") comprises one non-flow-through common share and one Warrant. One Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Company for a period of 24 months from June 11, 2003 at a price of $0.14 per Warrant Share.

A = Securities Act (British Columbia)

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

A minimum of $105,000 and, in the event that all of the Warrant Shares are exercised, a maximum of $245,000.

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C., this 12 day of June, 2003.

Goldcliff Resource Corporation
(Name of Issuer - please print)



Per: ______________________________
(Signature of authorized signatory

Leonard W. Saleken, President and director
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the

Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Leonard W. Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	Tel: (604) 261-7477 E-mail: geotec@axionet.com	1,000,000 units (as to 400,000 FT Units and as to 600,000 Non-FT Units)(1)	s.74(2)9() - A

(1) Each flow-through units ("an FT Units") comprises one flow-through common share and one non-flow-through non-transferable share purchase warrant (a "Warrant"). Each non-flow-through unit (a "Non-FT Unit") comprises one non-flow-through common share and one Warrant. One Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Company for a period of 24 months from June 11, 2003 at a price of $0.14 per Warrant Share.

A = Securities Act (British Columbia)